FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
100 – 8900 Glenlyon Parkway
Burnaby, B.C. Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

July 23, 2007

3.	PRESS RELEASE

The Company issued a news release posted on the Company’s website, and disseminated to shareholders on July 23, 2007.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation announced that the Company has closed the financing announced July 9, 2007, raising gross proceeds of Canadian $12 million. The financing was a bought deal private placement, under which the Company issued 12,000,000 common shares at a price of $1.00 for each common share.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation announced that the Company has closed the financing announced July 9, 2007, raising gross proceeds of Canadian $12 million. The financing was a bought deal private placement, under which the Company issued 12,000,000 common shares at a price of $1.00 for each common share.

The sole broker was paid a commission of seven percent of the gross proceeds in connection with the financing. The common shares issued under the private placement will have a hold period under Canadian law until November 24, 2007.

Net proceeds will be used for general working capital purposes, capital equipment acquisitions required for the scale-up of the Company’s manufacturing processes and to expedite the commercialization of lead new product candidates.

“The proceeds of this financing significantly improve the Company’s balance sheet, providing capital to enable the continued execution of our strategy,” said Bill Radvak, President and CEO. “In the near term, we remain focused on securing a partner for our cardiovascular line of diagnostic tests and broadening regulatory clearance of our NT- proBNP test for the diagnosis and treatment of congestive heart failure, while we deliver on our current partnerships.”

The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from registration requirements.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 23rd day of July, 2007.